SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

STRATOS LIGHTWAVE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

863100202
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 863100202

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   CITICORP VENTURE CAPITAL LTD.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

   (A)        X
   (B)

3. SEC Use Only

4.     Source of Funds (See Instructions)    WC

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization    New York

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	None 3,674,849 None 3,674,849

11.     Aggregate Amount Beneficially Owned by Each Reporting Person    3,674,849

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)    27.3%

14.     Type of Reporting Person (See Instructions)    CO

CUSIP No. 863100202

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   CITIBANK, N.A.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

    (A)     X
    (B)

3. SEC Use Only

4.     Source of Funds (See Instructions)    Not applicable.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization     National Banking Association

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	None 3,674,849 None 3,674,849

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     3,674,849

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     27.3%

14.     Type of Reporting Person (See Instructions)     BK

CUSIP No. 863100202

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   CITICORP

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

   (A)    X
   (B)

3. SEC Use Only

4. Source of Funds (See Instructions)     Not applicable

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization     Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	None 3,674,849 None 3,674,849

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     3,674,849

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     27.3%

14.     Type of Reporting Person (See Instructions)     HC

CUSIP No. 863100202

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   CITIGROUP HOLDINGS COMPANY

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

    (A)    X
    (B)

3. SEC Use Only

4.     Source of Funds (See Instructions)     Not applicable.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	None 3,674,849 None 3,674,849

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     3,674,849

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     27.3%

14.     Type of Reporting Person (See Instructions)     HC

CUSIP No. 863100202

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   CITIGROUP INC.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

   (A)     X
   (B)

3. SEC Use Only

4.     Source of Funds (See Instructions)     Not applicable.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization     Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	None 3,676,359* None 3,676,359*

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     3,676,359*

* Represents (i)3,674,849 shares of Common Stock directly beneficially owned by Citicorp Venture Capital Ltd., and (ii) 1,510 shares of Common Stock beneficially owned by other subsidiaries of Citigroup.

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     27.3%

14.     Type of Reporting Person (See Instructions)     HC

Item 1. Security and Issuer

             This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the “Common Stock”) of Stratos Lightwave, Inc. a Delaware corporation (“Stratos”). Stratos’ principal executive office is located at 7444 West Wilson Avenue, Chicago, Illinois 60656.

Item 2. Identity and Background

             This Statement is being filed by (i) Citicorp Venture Capital Ltd. (“CVC”), by virtue of its direct ownership of Common Stock, and (ii) Citibank, N.A. (“Citibank”), Citicorp, Citigroup Holdings Company (“Citigroup Holdings”) and Citigroup Inc. (“Citigroup”), by virtue of their direct and indirect ownership of the stock of CVC. CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup are collectively the “Reporting Persons” and individually a “Reporting Person.”

             CVC is a New York corporation. Its principal business office is located at 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital and private equity investment.

             Citibank is a national banking association and is the sole stockholder of CVC. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

             Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citicorp is a U.S. bank holding company and is principally engaged, through its subsidiaries, in providing general financial services.

             Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Its principal business office is located at One Rodney Square, Wilmington, Delaware 19899. Citigroup Holdings is a U.S. bank holding company principally engaged, through its subsidiaries, in providing general financial services.

             Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

             Attached as Schedules A through E is certain information concerning the executive officers and directors of CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup, respectively.

             On April 28, 2003 Salomon Smith Barney, Inc. (“SSB”), now named Citigroup Global Markets, Inc., a subsidiary of Citigroup, announced final agreements with the Securities Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

             Under such agreements, SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

             Other than as described above, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A through E, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

             The Common Stock directly beneficially owned by CVC and the individuals set forth on Schedules A through E was acquired on November 6, 2003 in connection with the merger of Sleeping Bear Merger Corp. (“Bear”), a wholly owned subsidiary of Stratos, into Sterling Holding Company (“Sterling”) pursuant to a Merger Agreement dated July 2, 2003 among Stratos, Sterling and Bear (the “Merger Agreement”). Pursuant to the Merger Agreement, the stockholders of Sterling, including CVC, received approximately 0.828 shares of Common Stock for each share of common and preferred stock of Sterling held prior to the merger, 10% of which is subject to escrow pursuant to the Merger Agreement and a related indemnity escrow agreement. In addition, the stockholders of Sterling received approximately 0.00681 shares of Stratos’ Series B Preferred Stock for each share of common and preferred stock of Sterling held prior to the merger. The foregoing summary of the Merger Agreement and the indemnity escrow agreement is qualified in its entirety by reference to the texts of Exhibit 1 and Exhibit 2.

Item 4. Purpose of Transaction

             The Reporting Persons acquired the Common Stock directly beneficially owned by CVC as a result of the Merger Agreement and in order to acquire an equity interest in Stratos.

             The information set forth under Items 3 and 6 is hereby incorporated by this reference.

             The Reporting Persons intend to continuously review their investment in Stratos. Depending upon their evaluation of the Stratos’ prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and general stock market and economic conditions), and subject to any applicable limitations described under Item 6, any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such person. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

             The Reporting Persons understand that the Common Stock listed under Item 5 as directly beneficially owned by the individuals set forth on Schedules A through E was acquired by such individuals as a result of the Merger Agreement and in order to acquire an equity interest in Stratos.

             Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedules A through E, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Stratos, or the disposition of securities of Stratos; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Stratos or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Stratos or any of its subsidiaries; (d) any change in the present Board of Directors or management of Stratos, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Stratos; (f) any other material change in Stratos's business or corporate structure; (g) any changes in Stratos' charter or by-laws or other actions which may impede the acquisition or control of Stratos by any person; (h) causing a class of securities of Stratos to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Stratos to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

              The ownership percentages set forth below are based on the information contained in the proxy statement filed by Stratos dated September 29, 2003:

              CVC directly beneficially owns 3,674,849 shares of Common Stock, approximately 27.3% of the outstanding shares of Common Stock. Of such Common Stock, 367,484 shares are subject to the escrow arrangement described under Item 3. CVC shares power to vote and power to dispose of such Common Stock with the other Reporting Persons, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 2, each of Citibank, Citicorp and Citigroup Holdings may be deemed to indirectly beneficially own 3,674,849 shares of Common Stock, which represents the Common Stock directly beneficially owned by CVC.

              Citigroup may be deemed to beneficially own 3,676,359 shares of Common Stock, or approximately 27.3% of the outstanding shares of Common Stock, which represents (i) 3,674,849 shares of Common Stock directly beneficially owned by CVC, and (ii) 1,510 shares of Common Stock that may be deemed to be beneficially owned by other subsidiaries of Citigroup. Citigroup has shared power to vote and dispose of such Common Stock.

              Citigroup may be deemed to beneficially own 3,676,359 shares of Common Stock, or approximately 27.3% of the outstanding shares of Common Stock, which represents (i) 3,674,849 shares of Common Stock directly beneficially owned by CVC, and (ii) 1,510 shares of Common Stock that may be deemed to be beneficially owned by other subsidiaries of Citigroup. Citigroup has shared power to vote and dispose of such Common Stock.

             The Reporting Persons understand that the individuals set forth on Schedules A through E own the number of shares of Common Stock set forth on Schedule F, and that such individuals have the sole power to vote and dispose of such Common Stock.

              To the best knowledge of the Reporting Persons, except as described in Item 4, none of the Reporting Persons or the individuals named in Schedules A through E to this Schedule 13D has effected a transaction in shares of Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             In connection with the Merger Agreement, Stratos and CVC entered into a standstill agreement, pursuant to which CVC agreed that for a five-year period terminating on July 1, 2008, it will not (and it will not assist or encourage others to), without the prior written consent of a majority of the Stratos disinterested directors (as defined in the agreement), (i) acquire or agree, offer, seek or propose to acquire, directly or indirectly, alone or in concert with any other person, by purchase or otherwise, any ownership (including beneficial ownership) of any assets, businesses or securities, or any rights or options to acquire such ownership, of Stratos or any its subsidiaries, subject to certain specified exceptions, (ii) solicit proxies with respect to any matter from holders of any shares of Stratos capital stock or any securities convertible into or exchangeable for or exercisable (whether currently or upon the occurrence of any contingency) for the purchase of such capital stock, or make any communication exempted from the definition of solicitation under certain rules of the Securities Exchange Act of 1934, (iii) enter into any arrangements or understandings with any other person with respect to any such acquisition of ownership or proxy solicitation, or (iv) take any action inconsistent with any of the foregoing. The foregoing summary of the standstill agreement is qualified in its entirety by reference to the text of Exhibit 3.

             Also in connection with the Merger Agreement, Stratos, CVC and two trusts created by William N. Stout entered into a registration rights agreement pursuant to which, during the period commencing on November 6, 2004 and ending on the date that the Common Stock is not listed on any securities exchange CVC will have the right, subject to various conditions, on one occasion to require Stratos to register for sale under the Securities Act of 1933 the Common Stock CVC acquired in the merger and any Stratos securities subsequently issued or issuable with respect to such Common Stock in connection with a distribution, stock dividend, stock split, conversion, combination of shares, recapitalization, merger, consolidation or other reorganization. Stratos is not obligated to register any securities on a “shelf” registration statement pursuant to Rule 415 under the Securities Act (or any successor provisions of the Securities Act) or otherwise to register securities on a continuous or delayed basis. The registration rights agreement also provides that, subject to various conditions, whenever Stratos proposes to register any of its securities under the Securities Act (other than pursuant to a demand registration at CVC’s request), CVC is entitled to request the inclusion of the Common Stock that CVC acquired in the merger in any registration statement at Stratos’ expense. The foregoing summary of the registration rights agreement is qualified in its entirety by reference to the text of Exhibit 4.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger among Stratos Lightwave, Inc., Sleeping Bear Merger Corp. and Sterling Holding Company dated July 2, 2003, as amended, incorporated by reference to Exhibit 2.1 Stratos' Current Report on Form 8-K dated November 12, 2003

Exhibit 2	Form of Indemnity Escrow Agreement among Stratos Lightwave, Inc. and the Shareholder Representative of the former stockholders of Sterling Holding Company, incorporated by reference to Annex C to Stratos' proxy statement dated September 29, 2003.

Exhibit 3	Standstill Agreement between Stratos Lightwave, Inc. and Citicorp Venture Capital Ltd., dated as of July 2, 2003, incorporated by reference to Annex F to Stratos' proxy statement dated September 29, 2003.

Exhibit 4	Registration Rights Agreement between Stratos Lightwave, Inc., Citicorp Venture Capital Ltd., the William N. and Carol A. Stout Trust dated 11/24/98 and the William N. and Carol A. Stout Charitable Remainder Unit Trust, dated as of July 2, 2003, incorporated by reference to Annex G to Stratos' proxy statement dated September 29, 2003.

Exhibit 5	Joint filing Agreement among the Reporting Persons dated as of November 6, 2003.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

CITICORP VENTURE CAPITAL LTD.

  By: Anthony P Mirra
  Title: Vice President

  CITIBANK, N.A.

 By: Serena D. Moe
 Title: Assistant Secretary

  CITICORP

 By:Serena D. Moe
 Title: Assistant Secretary

  CITIGROUP HOLDINGS COMPANY

  By: Serena D. Moe
  Title: Assistant Secretary
  CITIGROUP INC.

  By:Serena D. Moe
  Title: Assistant Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF

CITICORP VENTURE CAPITAL, LTD.

Name, Position, Citizenship United States, (Unless Otherwise Indicated)	Title and Address 399 Park Avenue, NY, NY 10043 (Unless Otherwise Indicated)
William T. Comfort
Director and Executive Officer

David F. Thomas
Director and Executive Officer

Michael A. Delaney
Director and Executive Officer

Thomas F. McWilliams
Executive Officer

Paul C. Schorr
Executive Officer

Michael T. Bradley
Executive Officer

Lauren M. Connelley
Executive Officer

Charles E. Corpening
Executive Officer

Michael S. Gollner
Executive Officer

Ian D. Highet
Executive Officer

Bryon L. Knief
Executive Officer

Richard E. Mayberry
Executive Officer

Anthony P. Mirra
Executive Officer

Michael D. Stephenson
Executive Officer

Joseph M. Silvestri
Executive Officer

James A. Urry
Executive Officer

John D. Weber
Executive Officer

Jennifer Cappello-Ruggiero
Executive Officer

Darryl A. Johnson
Executive Officer	Senior Vice President
Citicorp Venture Capital, Ltd.

Vice President and Managing Director
Citicorp Venture Capital, Ltd.

Vice President and Managing Director
Citicorp Venture Capital, Ltd.

Vice President and Managing Director
Citicorp Venture Capital, Ltd.

Vice President and Managing Director
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Vice President and Secretary
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Vice President and Assistant Secretary
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Vice President
Citicorp Venture Capital, Ltd.

Assistant Vice President
Citicorp Venture Capital, Ltd.

Assistant Vice President
Citicorp Venture Capital, Ltd.

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF CITIBANK, N.A.

Name, Position, Citizenship United States (Unless Otherwise Indicated)	Title and Address 399 Park Avenue, NY, NY 10043 (Unless Otherwise Indicated)
Alan S. MacDonald Director and Executive Officer	Vice Chariman Citibank, N.A.

Marjorie Magner Director and Executive Officer	Vice Chairman Citibank, N.A.

Michael T. Masin Director and Executive Officer	Chief Operating Officer Citibank, N.A.

Deryck C. Maughan Director and Executive Officer	Vice Chairman Citibank, N.A.

William R. Rhodes Director and Executive Officer	Chairman Citibank, N.A.

Petros K. Sabatacakis Director and Executive Officer	Senior Risk Officer Citibank, N.A.

Todd S. Thompson Director and Executive Officer	Chief Financial Officer Citibank, N.A.

Robert B. Willumstad Director and Executive Officer	President and Chief Executive Officer Citibank, N.A.

Gail S. Wilson Executive Officer	Senior Vice President, General Counsel and Secretary Citibank, N.A. 425 Park Avenue, 2nd Floor New York, NY 10043

SCHEDULE C

EXECUTIVE OFFICERS AND DIRECTORS OF

CITICORP

Name, Position, Citizenship United States (Unless Otherwise Indicated)	Title and Address 399 Park Avenue, NY, NY 10043 (Unless Otherwise Indicated)
Alan S. MacDonald Director and Executive Officer	Vice Chairman Citicorp

Marjorie Magner Director and Executive Officer	Vice Chairman Citicorp

Michael T. Masin Director and Executive Officer	Chief Operating Officer Citicorp

Deryck C. Maughan Director and Executive Officer	Vice Chairman Citicorp

William R. Rhodes Director and Executive Officer	Chairman Citicorp

Petros K. Sabatacakis Director and Executive Officer	Senior Risk Officer Citicorp

Todd S. Thompson Director and Executive Officer	Chief Financial Officer Citicorp

Robert B. Willumstad Director and Executive Officer	President and Chief Executive Officer Citicorp

William P. Hannon Executive Officer	Controller Citicorp

Gail S. Wilson Executive Officer	Senior Vice President, General Counsel and Secretary Citicorp 425 Park Avenue, 2nd Floor New York, NY 10043

SCHEDULE D

EXECUTIVE OFFICERS AND DIRECTORS OF

CITIGROUP HOLDINGS COMPANY

Name, Position, Citizenship United States (Unless Otherwise Indicated)	Title and Address 399 Park Avenue, NY, NY 10043 (Unless Otherwise Indicated)
Michael T. Masin Director	Vice Chairman Citigroup Holdings Company

William R. Rhodes Director and Executive Officer	Chairman Citigroup Holdings Company

Todd S. Thompson Director and Executive Officer	Chief Financial Officer Citigroup Holdings Company

Robert B. Willumstad Director and Executive Officer	President Citigroup Holdings Company

Guy R. Whittaker Executive Officer	Treasurer Citigroup Holdings Company

Michael S. Helfer Executive Officer	General Counsel, Vice President and Secretary Citigroup Holdings Company

SCHEDULE E

EXECUTIVE OFFICERS AND DIRECTORS OF

CITIGROUP INC.

Name, Position, Citizenship United States (Unless Otherwise Indicated)	Title and Address 399 Park Avenue, NY, NY 10043 (Unless Otherwise Indicated)
C. Michael Armstrong Director	Chairman Comcast Corporation 1114 Avenue of the Americas, 21st Floor New York, NY 10036

Alain J. P. Belda Director Brazil	Chairman and Chief Executive Officer Alcoa, Inc. 390 Park Avenue, 11th Floor New York, NY 10022

George David Director	Chairman and Chief Executive Officer United Technologies Corporation 1 Financial Plaza Hartford, CT 06101

Kenneth T. Derr Director	Chairman, retired ChevronTexaco Corporation 345 California Street, Room 3016 San Francisco, CA 94104

John M. Deutch Director	Institute Professor Massachusetts Institute of Technology 77 Massachusetts Avenue, Room 6-208 Cambridge, MA 02139

The Honorable Gerald R. Ford Honorary Director	Former President of the United States 40365 Sand Dune Road Rancho Mirage, CA 92270

Roberto Hernandez Ramirez Director Mexico	Chairman of the Board Banco Nacional de Mexico Actuario Roberto Medellin No. 800 - 5th Floor Col. Sante Fe, 01210 Mexico City, Mexico

Ann Dibble Jordan Director	Consultant 2940 Benton Place, NW Washington, DC 20008

Dudley C. Mecum Director	Managing Director Capricorn Holdings, LLC 30 East Elm Street Greenwich, CT 06830

Richard D. Parsons Director	Chairman and Chief Executive Officer Time Warner Inc. 75 Rockefeller Plaza, 29th Floor New York, NY 10019

Andrall E. Pearson Director	Founding Chairman Yum! Brands, Inc. 41 Meadow Wood Drive Greenwich, CT 06830

Charles Prince Director and Executive Officer	Chief Executive Officer Citigroup Inc.

Robert E. Rubin Director and Executive Officer	Member of the Office of the Chairman Citigroup Inc.

Franklin A. Thomas Director	Consultant TFF Study Group 595 Madison Avenue, 33rd Floor New York, NY 10022

Sanford I. Weill Director and Executive Officer	Chairman Citigroup Inc.

Robert B. Willumstad Director and Executive Officer	President and Chief Operating Officer Citigroup Inc.

Arthur Zankel Director	Senior Managing Member High Rise Capital Management, L.P. 535 Madison Avenue, 26th Floor New York, NY 10022

Winfred F.W. Bischoff Executive Officer United Kingdom and Germany	Chairman Citicorp Europe 33 Canada Square Canary Warf, London E14 5LB United Kingdon

Michael A. Carpenter Executive Officer	Chairman and Chief Executive Officer Citigroup Global Investments

Robert Druskin Executive Officer	President and Chief Operating Officer Global Corporate and Investment Banking Group 388 Greenwich Street, 39th Floor New York, NY 10013

Stanley Fischer Executive Officer	Vice Chairman Citigroup Inc.

William P. Hannon Executive Officer	Controller and Chief Accounting Officer Citigroup Inc. Managing Director Citigroup Business Services

Michael S. Helfer Executive Officer	General Counsel and Corporate Secretary Citigroup Inc.

Thomas W. Jones Executive Officer	Chairman and Chief Executive Officer Global Investment Management and Private Banking Group

Sallie L. Krawcheck Executive Officer	Chairman and Chief Executive Officer Smith Barney 388 Greenwich Street, 39th Floor New York, NY 10013

Marjorie Magner Executive Officer	Chairman and Chief Executive Officer Global Consumer Group

Michael T. Masin Executive Officer	Vice Chairman Citigroup Inc.

Deryck C. Maughan Executive Officer United Kingdom	Vice Chairman Citigroup Inc.

Victor J. Menezes Executive Officer	Senior Vice Chairman Citigroup Inc.

William R. Rhodes Executive Officer	Senior Vice Chairman Citigroup Inc.

Todd S. Thomson Executive Officer	Executive Vice President, Finance and Investments and Chief Financial Officer Citigroup Inc.

SCHEDULE F

OWNERSHIP OF COMMON STOCK

Name	Common Stock
Thomas F. McWilliams	89,111
David F. Thomas	65,271

Exhibit 5

Joint Filing Agreement

        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Stratos Lightwave, Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

        In witness whereof, the undersigned hereby execute this Agreement as of the 6th day of November, 2003.

CITICORP VENTURE CAPITAL LTD. By:Anthony P. Mirra Title: Vice President	CITICORP By:Serena D. Moe Title: Assistant Secretary
CITIBANK, N.A. By: Serena D. Moe Title: Assistant Secretary	CITIGROUP HOLDINGS COMPANY By:Serena D. Moe Title: Assistant Secretary
CITIGROUP INC. By: Serena D. Moe Title: Assistant Secreatry